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                                  Commission File No. 0-29106

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of January, 1998


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated January 15, 1998. The press release relates to the declaration by the Board of Directors of the Company of a cash distribution in the amount of $.75 per share payable on or about February 10, 1998, to shareholders of record as of January 26, 1998.

Item 2.  ADDITIONAL INFORMATION

         Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.



































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                  KNIGHTSBRIDGE TANKERS LIMITED


FOR IMMEDIATE RELEASE


                  KNIGHTSBRIDGE TANKERS LIMITED
                            announces
                        Cash Distribution


Contact:      Karl Molander
              Knightsbridge Tankers Limited
              Investor Relations
              (011)+46-8-613 30 30

Hamilton, Bermuda, January 15, 1998: Knightsbridge Tankers Limited ("Knightsbridge") announced that its Board of Directors has declared a cash distribution, in the amount of US$0.75 per share. The cash distribution will be payable on or about February 10, 1998, to shareholders of records as of January 26, 1998. The declaration of the cash distribution follows receipt by Knightsbridge of its payment of charterhire from Shell International Petroleum Company Limited ("Shell International"), a member of the Royal Dutch/Shell Group of Companies, for the period from October 1, 1997 to December 31, 1997. Shell International bareboat charters five double hull very large crude carriers (VLCCs) from Knightsbridge on a "hell and high water" bases for a minimum seven year term, with an option for Shell International to extend the period for each VLCC for an additional seven year term, to a maximum of 14 years per VLCC. The charter hire payable by Shell International is the greater of a guaranteed minimum rate or a spot market related rate. The spot market related rate exceeded the guaranteed minimum rate in the fourth quarter of 1997, and the charterhire paid by Shell International to Knightsbridge on January 15, 1998 was US$5,087,140 or US$11,059 per vessel and day higher than the minimum rate.

Knightsbridge's Common Shares trade on the Nasdaq National Market under the symbol "VLCCF."


Knightsbridge Tankers Limited      Knightsbridge Tankers Limited
Investor Relations                 Registered Office
P.O. Box 7007, S-103 86            Cedar House, 41 Cedar Avenue
Stockholm, Sweden                  Hamilton HM 12, Bermuda
Telephone: Int+46-8-613 30 30
Telefax: Int+46-8-613 99 09




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                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             KNIGHTSBRIDGE TANKERS LIMITED
                             (registrant)


Dated: January 15, 1998      By:  /s/ Ola Lorentzon
                                  ___________________________
                                  Ola Lorentzon
                                  Director, Deputy Chairman
                                  and Treasurer



































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